2:36

Post

1 Repost **1** Like

Bracketology.tv @bracketologytv · 28m

Learn more about our equity crowdfund!

🔗:

NAME
MEMBERS
1 Official Bach Bracket League 1940
2 Family League 12
PUBLIC LEAGUES
NAME
MEMBERS
1 Official Bach Bracket League 1940
2 Not Here To Make FOTS 1258
3 Normal Bachelor Fans 170
Ceremony 2
Picks lock in 2 days
Picks save automatically
My Picks
6/18
Cassidy
Elizabeth
Eliza
Teddi
Hunter
Invest in Bracketology: The centralized platform f...

From wefunder.com

1 52

Bracketology.tv @bracketologytv · 28m

**Required Disclosure: We are ‘testing the waters’ to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase... Show more

1 47

Post your reply